                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X]   Annual report pursuant to Section 15(d) of the Securities Exchange Act of
      1934

                   For the fiscal year ended December 31, 2002

                                       or

[ ]   Transition report pursuant to Section 15(d) of the Securities Exchange Act
      of 1934 For the transition period                to

                         Commission file number: 0-8641

A. Full title of the plan, if different from that of the issuer named below:

                   SELECTIVE INSURANCE RETIREMENT SAVINGS PLAN

                                       OF

                     SELECTIVE INSURANCE COMPANY OF AMERICA

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         Selective Insurance Group, Inc.
                                40 Wantage Avenue
                              Branchville, NJ 07890

                               SELECTIVE INSURANCE
                             RETIREMENT SAVINGS PLAN
                                       OF
                     SELECTIVE INSURANCE COMPANY OF AMERICA


                                Table of Contents

                                                                                              Page
                                                                                              ----
Independent Auditors' Report .............................................................      1

Statements of Net Assets Available for Plan Benefits - December 31, 2002 and 2001 ........      2

Statements of Changes in Net Assets Available for Plan Benefits
         Years ended December 31, 2002 and 2001...........................................      3

Notes to Financial Statements.............................................................    4-8


Supplemental Schedule*

1        Schedule H, Line 4 (i) - Schedule of Assets [held at end of year]
         December 31, 2002 ...............................................................      9

Signatures................................................................................     10

Exhibit 23................................................................................     11

Exhibit 99.1..............................................................................     12

Exhibit 99.2..............................................................................     13


* Schedules required by Form 5500 that are not required have been omitted.

                          Independent Auditors' Report

The Trustees
Selective Insurance Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Selective Insurance Retirement Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Selective Insurance Retirement Savings Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, Line 4 (i) - Schedule of Assets [held at end of year] - December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
New York, New York
June 27, 2003

                               SELECTIVE INSURANCE
                             RETIREMENT SAVINGS PLAN
                                       OF
                     SELECTIVE INSURANCE COMPANY OF AMERICA

                            Statements of Net Assets
                           Available for Plan Benefits
                        as of December 31, 2002 and 2001



                                               2002               2001
                                            -----------      ----------
Plan Assets:

   Investments, at fair value:
       Company common stock                 $ 2,285,455       1,622,050
       Mutual funds                          65,241,636      70,163,682
       Common trust fund                      3,030,568       1,768,544

   Participant loans receivable               1,680,059       1,740,385
                                            -----------      ----------
Net assets available for plan benefits      $72,237,718      75,294,661
                                            ===========      ==========
















See accompanying notes to financial statements.

                               SELECTIVE INSURANCE
                             RETIREMENT SAVINGS PLAN
                                       OF
                     SELECTIVE INSURANCE COMPANY OF AMERICA

                       Statements of Changes in Net Assets
                           Available for Plan Benefits

                                                                             Years ended December 31,
                                                                         ------------------------------
Additions to (reductions from) net assets attributable to:                   2002               2001
                                                                         ------------        ----------
Contributions:
   Participants                                                          $  7,636,170         6,967,713
   Employer                                                                 2,783,076         2,266,160
                                                                         ------------        ----------
     Total contributions                                                   10,419,246         9,233,873
                                                                         ------------        ----------

Investment income (loss):
   Interest                                                                   741,460           889,052
   Dividends                                                                1,062,365         1,862,484
   Net depreciation in fair
    value of investments (Note 3)                                         (10,173,348)       (6,146,573)
                                                                         ------------        ----------
     Net investment loss                                                   (8,369,523)       (3,395,037)
                                                                         ------------        ----------
     Total additions                                                        2,049,723         5,838,836

Distributions to participants                                              (5,106,666)       (3,651,373)
                                                                         ------------        ----------
Net (decrease) increase in net assets
   available for plan benefits                                             (3,056,943)        2,187,463

Net assets available for plan
   benefits at beginning of year                                           75,294,661        73,107,198
                                                                         ------------        ----------
Net assets available for plan
   benefits at end of year                                               $ 72,237,718        75,294,661
                                                                         ============        ==========





See accompanying notes to financial statements.

                               SELECTIVE INSURANCE
                             RETIREMENT SAVINGS PLAN
                                       OF
                     SELECTIVE INSURANCE COMPANY OF AMERICA

                          Notes to Financial Statements
                           December 31, 2002 and 2001

(1)      Plan Description

         The following brief description of the Selective Insurance Retirement Savings Plan (the "Plan") is provided for general purposes only. Participants should refer to the Plan document for more complete information.

         (a)      General

                  The Plan is a voluntary defined contribution retirement savings plan available to all eligible employees (as defined) of Selective Insurance Company of America (the "Company", or "Employer"). All contributions, including the Employer's contributions, are participant directed. Participants may elect to invest contributions in one or more of the available funds.

         (b)      Plan Participants Contributions

                  Effective January 1, 2001 through June 30, 2002:

                  Participants may contribute 2% to 6% of annual compensation as defined by the Plan on a pre-tax or after-tax basis, through payroll deductions, which are subject to matching by the Company. Participants may contribute up to an additional 6% of annual compensation, which is not subject to matching by the Company, but in no case should exceed the IRS limit of $10,500 for 2001 and $11,000 for 2002. Highly compensated employees may have their contributions limited as defined by the Internal Revenue Service (IRS).

                  Effective July 1, 2002 the Plan was modified as follows:

                  Participants may contribute 2% to 7% of annual compensation as defined by the Plan on a pre-tax or after-tax basis, through payroll deductions, which are subject to matching by the Company. Participants may contribute an additional 43% of their eligible annual compensation which is not subject to matching by the Company but in no case should exceed the IRS limit of $11,000 for 2002. Highly compensated employees may have their contributions limited as defined by the IRS.

         (c)      Employer's Contributions

                  Effective January 1, 2001 through June 30, 2002:

                  Contributions were made by the Company in amounts equal to 50% of each participant's contribution that was subject to Company matching.

                  Effective July 1, 2002 the Plan was modified as follows:

                  Contributions were made by the Company in amounts equal to 65% of each participant's contribution that was subject to Company matching.

         (d)      Participants' Accounts

                  Each participant's account is credited with the participant's contribution, the appropriate amount of the Employer's contribution and an allocation of investment fund earnings or losses in which the participant has directed his or her contributions.

                               SELECTIVE INSURANCE
                             RETIREMENT SAVINGS PLAN
                                       OF
                     SELECTIVE INSURANCE COMPANY OF AMERICA

                         Notes to Financial Statements
                           December 31, 2002 and 2001


         (e)      Vesting

                  Effective January 1, 2001 through December 31, 2001:

                  Participants' contributions and earnings or losses thereon are fully vested at all times. Employer's contributions and earnings or losses thereon vest as follows:

                     Years of Service                                      Vesting Percentage
                     -----------------                                     ------------------
                     Less than two                                                   0%
                     Two but less than three                                        30
                     Three but less than four                                       40
                     Four but less than five                                        50
                     Five but less than six                                         75
                     Six or more                                                   100

                  Employer's contributions and earnings or losses thereon vest 100% immediately in case of death, retirement, or at age 65.

                  Effective January 1, 2002 the Plan was modified as follows:

                  Participants' contributions and earnings or losses thereon are fully vested at all times. Employer's contributions and earnings or losses thereon will vest as follows:

                     Years of Service                                     Vesting Percentage
                     -----------------                                    ------------------
                     Less than two                                                  0%
                     Two but less than three                                       20
                     Three but less than four                                      40
                     Four but less than five                                       60
                     Five but less than six                                        80
                     Six or more                                                  100

                Employer's contributions and earnings or losses thereon vest 100% immediately in case of death, retirement, or at age 65.

         (f)      Withdrawals

                  During employment, a participant may make withdrawals of amounts applicable to the vested portion of the Employer's contributions and the Plan Participants' contributions and earnings or losses thereon, subject to certain restrictions. Certain withdrawals preclude the participant from making further contributions or further withdrawals under the Plan for a period of time. The vested and non-vested portion of the participant's account contributions and earnings or losses thereon will be put in a suspended status until the participant's retirement, death, disability, termination, or re-enrollment in the Plan no earlier than 6 months after the effective date of the withdrawal, whichever of these occurs earliest.

         (g)      Benefit Payments

                  The benefit to which a participant is entitled is provided from the participant's account. Upon termination of service, if a participant's account balance (as defined) does not exceed $5,000, the vested value is distributed in the form of a lump-sum payment. If the account balance exceeds $5,000 the participant may request a lump-sum payment or may elect to defer distribution until age 65, as set forth in the Plan. Upon a participant's death the entire vested account balance is distributed in the form of a lump-sum payment.

                               SELECTIVE INSURANCE
                             RETIREMENT SAVINGS PLAN
                                       OF
                     SELECTIVE INSURANCE COMPANY OF AMERICA

                         Notes to Financial Statements
                           December 31, 2002 and 2001


         (h)      Participant Loans

                  Participants may borrow from their vested before-tax account, a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Principal and interest is repaid through bi-weekly payroll deductions.

(2)      Summary of Significant Accounting Policies

         (a)      Basis of Presentation

                  The accompanying financial statements have been prepared on the accrual basis of accounting.

         (b)      Use of Estimates

                  The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires the Plan's management to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein and the disclosure of contingent assets and liabilities at the date the financial statements are prepared. Actual results could differ from those estimates.

         (c)      Investment Valuation and Income Recognition

                  Investment options under the Plan include the Selective Insurance Stock Fund, ten mutual funds and one common trust fund (collectively referred to as the "Funds"). Fair value of the common stock and mutual funds, which are comprised of stocks and bonds, are based on quoted market prices except when otherwise stated.

                  The common trust fund is valued at cost, which approximates fair value. Investments in the common trust fund principally consist of investment contracts which are nontransferable but provide for benefit responsive withdrawals by Plan participants at contract value. Benefit responsive withdrawals are provided for on a proportional basis by the issuers of the investment contracts. Generally, fair value approximates contract value (contributions made plus interest accrued at the contract rate, less withdrawals and fees). If, however, an event has occurred that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value.

                  Participant loans are valued at cost, which approximates fair value.

                  Purchases and sales of securities are recorded on the trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded when earned.

         (d)      Risk and Uncertainty

                  The Plan offers a number of investment options which consist of investments in a variety of investment securities such as, company common stock, mutual funds and a common trust fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances.

         (e)      Payment of Benefits

                  Benefits are recorded when paid.

                               SELECTIVE INSURANCE
                             RETIREMENT SAVINGS PLAN
                                       OF
                     SELECTIVE INSURANCE COMPANY OF AMERICA

                         Notes to Financial Statements
                           December 31, 2002 and 2001


(3)      Investments

         The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                        2002            2001
                                                     -----------      ----------
T. Rowe Price Trust Company Mutual Funds:
Equity Income Fund
  969,799 and 957,399 shares, respectively           $19,192,328      22,642,488

Prime Reserve Fund
  10,402,376 and 9,719,308 shares, respectively       10,402,376       9,719,308

Small-Cap Value Fund
  468,933 and 430,431 shares, respectively            10,288,382       9,753,563

New Income Fund
  787,876 and 671,422 shares, respectively             7,004,213       5,827,943

Mid-Cap Growth Fund
  210,383 and 33,294 shares, respectively              6,530,303       1,311,786

Science & Technology Fund
  305,569 and 275,579 shares, respectively             3,798,229       5,765,107

International Stock Fund
  373,251 and 373,888 shares, respectively             3,314,469       4,109,027

New America Growth Fund
  236,920 shares in 2001                                      --       7,313,710

         The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) have (depreciated) appreciated in value as follows:

                             2002               2001
                          ------------       -----------
Mutual Funds              $(10,427,377)      $(5,955,626)
Company Common Stock           254,029          (190,947)
                          ------------       -----------
                          $(10,173,348)      $(6,146,573)
                          ============       ===========

(4)      Forfeited Accounts

         Forfeited balances were $173,918 at December 31, 2002 and $194,619 at December 31, 2001. In 2002, $131,300, representing forfeited amounts from 2002 and 2001, were used to reduce Company contributions. In 2001, no forfeited amounts were used to reduce Company contributions. All forfeited amounts shall be used to reduce the matching contributions made and/or to pay administrative expenses of the Plan.

(5)      Administrative Expenses

         Expenses incurred by the Plan are paid directly by the Company.

(6)      Plan Termination

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

                               SELECTIVE INSURANCE
                             RETIREMENT SAVINGS PLAN
                                       OF
                     SELECTIVE INSURANCE COMPANY OF AMERICA

                         Notes to Financial Statements
                           December 31, 2002 and 2001



(7)      Tax Status

         The Internal Revenue Service has determined and informed the Company by a letter dated December 13, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(8)      Related Party Transactions (Parties in Interest)

         Certain investments of the Plan are shares of mutual funds and a common trust fund which are advised by T. Rowe Price, the recordkeeper and custodian of the Plan. Certain Plan investments are shares of common stock issued by Selective Insurance Group, Inc. Selective Insurance Group, Inc. is the Plan sponsor as defined by the Plan.

(9)      Subsequent Events

         Effective February 3, 2003, the following investment options have been added to the Plan:

         Lord Abbott Mid-Cap Value Fund
         Matthews Asian Growth & Income Fund
         Neuberger Berman Fasciano Fund - Investor Class
         T. Rowe Price Growth Stock fund
         T. Rowe Price High Yield Fund
         T. Rowe Price Real Estate Fund
         Vanguard Balanced Index Fund - Admiral Shares
         Vanguard Inflation - Protected Securities Fund

         Effective February 3, 2003, participants not already participating in the T. Rowe Price Science and Technology Fund were not allowed to make new contributions or transfer assets into this fund. Effective March 3, 2003, this fund was closed to all new contributions.

         Effective March 3, 2003, Plan participants' accounts were limited to a maximum investment of 25% in Selective Insurance Group, Inc. common stock. Participants at or exceeding this limit will be restricted from making future allocations to this investment option until their balance in this option accounts for less than 25% of their total account balance.

                               SELECTIVE INSURANCE
                             RETIREMENT SAVINGS PLAN

Schedule 1

        Schedule H, Line 4 (i) - Schedule of Assets [held at end of year]
                                December 31, 2002

Identity of issuer                                        Description                                         Fair Value
--------------------------------------------------        ---------------------------------------          ---------------
*Selective Insurance Stock Fund                                Common Stock;         90,765 shares         $     2,285,455

*T. Rowe Price Funds:

Stable Value Common Trust Fund                            Common Trust Fund;      3,030,568 shares               3,030,568
Prime Reserve Fund                                              Mutual Fund;     10,402,376 shares              10,402,376
International Stock Fund                                        Mutual Fund;        373,251 shares               3,314,469
New Income Fund                                                 Mutual Fund;        787,876 shares               7,004,213
Small-Cap Value Fund                                            Mutual Fund;        468,933 shares              10,288,382
Mid-Cap Growth Fund                                             Mutual Fund;        210,383 shares               6,530,303
Equity Income Fund                                              Mutual Fund;        969,799 shares              19,192,328
Science & Technology Fund                                       Mutual Fund;        305,569 shares               3,798,229

Vanguard Funds:

Vanguard Institutional Index Fund                               Mutual Fund;         35,865 shares               2,885,346
Vanguard Admiral Intermediate-Term Treasury Fund                Mutual Fund;        128,423 shares               1,514,108

Tweedy, Browne Global Value Fund                                Mutual Fund;         19,727 shares                 311,882
                                                                                                           ---------------
                                                                                                                70,557,659

*Participant Loans Receivable
  (interest rates from 5.75% to 10%)                               372 loans                                     1,680,059
                                                                                                           ---------------
Total                                                                                                      $    72,237,718
                                                                                                           ===============

*Party-in-interest as defined by ERISA




See accompanying independent auditors' report.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Selective Insurance Retirement Savings Plan Trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PLAN: Selective Insurance Retirement Savings Plan of Selective Insurance Company Of America



PLAN ADMINISTRATOR:                 Selective Insurance Company of America

Date:    June 27, 2003              By: /s/  Dale A. Thatcher
                                        -------------------------------------
                                        Dale A. Thatcher
                                        Executive Vice President of Finance,
                                        Chief Financial Officer and Treasurer

INDEX TO EXHIBITS


      Exhibit No.                Description
      -----------                -----------

            23                   Consent of KPMG LLP dated June 27, 2003

            99.1                 Certification of Chief Executive Officer in accordance
                                 with Section 906 of the Sarbanes-Oxley Act of 2002, filed
                                 herewith.

            99.2                 Certification of Chief Financial Officer in accordance
                                 with Section 906 of the Sarbanes-Oxley Act of 2002, filed
                                 herewith.